UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER
001-37983

CUSIP NUMBER
G87110 105

(Check One):	☒ Form 10-K☐ Form 20-F☐ Form 11-K☐ Form 10-Q☐ Form 10-D☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2019

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable.

PART I - REGISTRANT INFORMATION

TechnipFMC plc
Full Name of Registrant

n/a
Former Name if Applicable

One St. Paul's Churchyard
Address of Principal Executive Office (Street and Number)

London, United Kingdom EC4M 8AP
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

TechnipFMC plc (the “Company”) has already filed its Form 10-K for the year ended December 31, 2019 (the “2019 Form 10-K”) as of the time of filing this notice. The Company is filing this notice in accordance with Rule 12b-25(a) under the Securities Exchange Act of 1934, as amended, because its 2019 Form 10-K was processed and accepted by the U.S. Securities and Exchange Commission (the “Commission”) at 17:34 ET on March 2, 2020, which was four minutes after the Commission’s 17:30 ET deadline.

The 2019 Form 10-K could not be filed within the prescribed time period due to unexpected technical difficulties with the third-party software and server that the Company uses to process and make its filings with the Commission, which occurred as the Company was attempting to finalize and file the 2019 Form 10-K on March 2, 2020.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Krisztina Doroghazi	281	405-2311
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes  ☒    No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  Yes ☒  No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please refer to the 2019 Form 10-K filed on March 3, 2020. Details regarding significant changes in the Company's results of operations for the year ended December 31, 2019 as compared to the year ended December 31, 2018 are in the 2019 Form 10-K.

TechnipFMC plc
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 3, 2020	By:	/s/ Krisztina Doroghazi
		Name:	Krisztina Doroghazi
		Title:	Senior Vice President, Controller and Chief Accounting Officer (Principal Accounting Officer and a Duly Authorized Officer)